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FIRM / AFFILIATE OFFICES
October 19, 2015 VIA EDGAR AND OVERNIGHT DELIVERY Loan Lauren P. Nguyen Legal Branch Chief	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Multi Packaging Solutions International Limited
Amendment No. 4 to Registration Statement on Form S-1
Filed October 9, 2015
File No. 333-205278

Dear Ms. Nguyen:

On behalf of our client, Multi Packaging Solutions International Limited, a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 6 (“Amendment No. 6”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on June 26, 2015, as amended by Amendment No. 1 filed with the Commission on August 11, 2015, Amendment No. 2 filed with the Commission on September 14, 2015, Amendment No. 3 filed with the Commission on September 30, 2015, Amendment No. 4 (“Amendment No. 4”) filed with the Commission on October 9, 2015 and Amendment No. 5 filed with the Commission on October 15, 2015 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Marc Shore, the Company’s Chief Executive Officer, dated October 16, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 6, marked to show changes against Amendment No. 4, in the traditional non-EDGAR format to each of Sandra Eisen, Ethan Horowitz, Anuja A. Majmudar and you.

October 19, 2015

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Significant Accounting Policies and Critical Accounting Estimates, page 77

Equity-Based Compensation, page 79

1.	Please be mindful of your responses to comments 8 and 12 in our letter dated August 24, 2015, where you indicated that you would disclose the amount of equity-based compensation cost to be recognized as a result of the completion of your contemplated initial public offering in a subsequent amendment to your registration statement. Please revise.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 81 to disclose the amount of equity-based compensation cost expected to be recognized as a result of the completion of the Company’s contemplated initial public offering, assuming a public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the prospectus.

Financial Statements of Multi Packaging Solutions International Limited

Note 22 – Subsequent Event, page F-56

2.	We note that you executed a 1 for 5.08 reverse stock split of your common shares. Please provide us with a calculation showing how the number of shares of your common stock outstanding as of June 30, 2015 was adjusted to reflect this reverse stock split pursuant to SAB Topic 4C.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has discussed with the Staff the methodology employed by the Company to adjust the number of common shares outstanding to reflect the reverse stock split and has revised the disclosure on page F-56 to provide additional information regarding the reverse stock split.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

October 19, 2015

Sincerely,

/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marc Shore, Multi Packaging Solutions International Limited

William H. Hogan, Multi Packaging Solutions International Limited

Jason M. Licht, Latham & Watkins LLP

Sandra Eisen

Ethan Horowitz

Anuja A. Majmudar